August 12, 2020

VIA EDGAR

Jay E. Ingram

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:        Northern Genesis Acquisition Corp.

Registration Statement on Form S-1

Filed July 27, 2020, as amended

File No. 333-240124

Dear Mr. Ingram:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of Northern Genesis Acquisition Corp. that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Monday, August 17, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 408 copies of the preliminary prospectus dated August 7, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours, RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Justin Roman
Name: Justin Roman Title: Director

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine Title: Chief Executive Officer

As Representatives of the underwriters